SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           ---------------------------
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           ---------------------------

                                   CALTON INC.
                            (Name of Subject Company)
                           ---------------------------

                          EQUILINK CAPITAL PARTNERS LLC
                      (Names of Filing Persons -- Offerors)
                           ---------------------------

     Common Stock, $.05 Par Value                  13138 05 03
    (Title of Class of Securities)    (CUSIP Number of Class of Securities)


                                  ROBERT DEPALO
                                 CHAIRMAN & CEO
                          EQUILINK CAPITAL PARTNERS LLC
                               488 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 755-4040

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                   COPIES TO:

                              ANDREW J. BECK, ESQ.
                                      TORYS
                                 237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 880-6000



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                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*             AMOUNT OF FILING FEE
         ----------------------             --------------------


________
* Set forth the amount on which the fling fee is calculated and state how it was determined

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                          Filing Party:
                       --------------------                   ------------------
Form or Registration No.:                        Date Filed:
                         ------------------                 --------------------

[X] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

Equilink Capital Partners LLC. Announces Its Intention to commence a tender offer for all the outstanding shares of Calton Inc. (AMEX: CN) (not to exceed 4,385,000 shares) at a purchase price of $5.50 per share in cash.

NEW YORK--May 11, 2001---Equilink Capital Partners, LLC., announced today that it had notified Calton Inc. (AMEX: CN), of its intention to tender for all of the outstanding shares of Calton at $5.50 per share in cash net to the shareholders.

Equilink believes that this offer will provide a substantial premium over the current market price of the Common Stock for the shareholders of Calton. Equilink's notice to Calton provided in relevant part:

" Equilink is concerned about numerous decisions made by the management of Calton Inc., including investments and/or loans made to "eCalton", "PrivilegeONE" and "IGP". In order to avoid a further decline in shareholder value, Equilink intends to commence a tender offer for all the outstanding shares of Common Stock of Calton Inc. at a purchase price of $5.50 per share in cash. The tender offer will be subject to various conditions, including redemption of Calton's "poison pill", standard due diligence, cooperation of Calton's management, which will include but not be limited to making the books of Calton available for review, inspection of all equipment, fixtures and other assets, the cancellation of any and all unexercised below market options held by management, confirmation that the company has maintained unencumbered the amount of cash shown in the company's financial statements as of February 28, 2001 contained in its most recent Quarterly Report on Form 10-Q, the obtaining of all required regulatory approvals and other standard conditions. Equilink believes that this tender offer will provide a substantial premium over the current market price of the Common Stock for the shareholders of Calton."

The tender offer described in this announcement for the outstanding shares of Calton has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer, because they will contain important information:

     - Equilink's Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

     -    Calton's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they

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may be obtained free at the SEC's web site at  www.sec.gov.  You may also obtain for free each of these documents (when available) from the Information Agent for the offer, to be announced.

Contact:  Evan Harrison Berger, General Counsel
          Equilink Capital Partners LLC
          (212) 755-4040